

December 1, 2014

<u>Via E-mail</u>
Miguel J. Vega, Esq.
Cooley LLP
500 Boylston Street, 14th Floor
Boston, MA 02116

> **Re:** **World Energy Solutions, Inc.**
> **Schedule TO-T filed by Wolf Merger Sub Corporation and**
> **EnerNOC, Inc.**
> **Filed November 19, 2014**
> **File No. 005-82460**

Dear Mr. Vega:

We have reviewed the filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

<u>Important</u>

1. We note the disclosure on pages 3 and 44 that shares tendered pursuant to guaranteed delivery and not actually delivered prior to the Expiration Time will be excluded from the calculation of the Minimum Condition. However, here and on pages 4, 12 and 13 you disclose that "any Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually delivered prior to the Effective Time will not count toward satisfaction of the Minimum Condition." Since you intend to count shares tendered pursuant to guaranteed delivery toward satisfaction of the Minimum Condition, which is a condition of the Offer that must be satisfied or waived at or prior to expiration of the Offer, please revise to be consistent throughout and require actual delivery at or prior to Expiration Time.

Summary Term Sheet

When and how will I be paid for my tendered Shares? page 5

2.   We note your disclosure that you will pay for all shares validly tendered and not
        withdrawn promptly following the "later" of the expiration of the Offer and the
        satisfaction or waiver of the Offer Conditions. This disclosure suggests that the Offer
        Conditions may survive the expiration of the Offer. All offer conditions, except those
        related to the receipt of government regulatory approvals necessary to consummate the
        offer, must be satisfied or waived at or prior to expiration of the Offer. Please revise the
        disclosure to clarify this point.

The Offer

1. Terms of the Offer, page 10

3.   We note your disclosure that if a material change directly relates to price and share levels,
        a minimum of ten Business days "may" be required to allow adequate dissemination and
        investor response. Please revise consistent with Exchange Act Rule 14e-1(b).

8. Certain Information Concerning the Target, page 19

4.   Please refer to the following disclosure on page 19: "None of Parent, Merger Sub, the
        Information Agent or the Depositary can take responsibility for the accuracy or
        completeness of the information contained in such documents and records …." The
        filing persons may not disclaim responsibility for their disclosure. Please revise
        accordingly.

11. Background of the Offer; Contacts with the Target, page 21

5.   We note that on September 11, 2014, the parties discussed Parent and Merger Sub's
        request for tender and support agreements from certain stockholders. Please revise your
        disclosure in the Background of the Offer section to provide more detail regarding any
        communications or negotiations concerning the tender and support agreements. Please
        also supplementally advise us whether there were any communications or negotiations
        regarding tender and support agreements prior to September 11, 2014. We may have
        further comment.

6.   Please advise us of the recent industry development referenced in your disclosure
        regarding October 9 contacts between the parties.

13. The Transaction Documents, page 26

7.   We note your disclosure that the Merger Agreement and the summary of terms "are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances" relating to the parties. Please revise to negate any implication that the merger agreement and summary do not constitute public disclosure under the federal securities laws.

8.   We note your disclosure on page 29 that the Offer Price payable with respect to any Target Restricted Stock Awards "shall continue to be, as applicable, unvested and/or subject to the same repurchase option, risk of forfeiture, vesting schedule and other conditions as were set forth in the applicable restricted stock purchase agreement" and payment in respect thereof "shall be made promptly following such applicable vesting date or date when the applicable conditions have terminated, as applicable." Please provide us with your supplemental analysis as to why you believe this offer structure is appropriate under Exchange Act Rule 14e-1(c) or otherwise.

15. Conditions of the Offer, page 43

9.   We note that you have provided a summary of the conditions of the Offer and referred security holders to the Merger Agreement. Please revise to fully disclose all conditions of the Offer.

10.   We note your disclosure that the conditions may be waived by Parent or Merger Sub "in whole or in part at any time and from time to time in their sole and absolute discretion (except for the Minimum Condition)." All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please revise accordingly.

11.   We note your disclosure that the "failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time." This language suggests that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition and, depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and circulate new disclosure. Please confirm your understanding in your response letter.

12.   With respect to the same disclosure referenced in the immediately preceding comment, please note that when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform target security

holders how the bidder intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3589 or Dan Duchovny, Special Counsel, at (202) 551-3619 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Matthew J. Cushing
        EnerNOC, Inc.